Orckit-Corrigent’s Products and 3M Services Support Selected by Leading German Telecommunication Service Provider HEAG MediaNet for Deployment of New Packet Transport Network

End-to-End CM-4000 MPLS and MPLS-TP products enable converged networking infrastructure for carrier, enterprise, and residential subscribers

Tel-Aviv, Israel – July 25, 2011 – Orckit-Corrigent Ltd. (NasdaqGM: ORCT), a leading Packet Transport Network (PTN) vendor, today announced that
HEAG MediaNet, a leading German telecommunication service provider, has selected to deploy Orckit-Corrigent’s MPLS and MPLS-TP based CM-4000 PTN switches and the accompanying CM-View network management system, complemented by 3M Services comprehensive support scheme, to expand its networking infrastructure for the delivery of carrier, enterprise VPN and residential broadband services on a converged networking layer.

"HEAG MediaNet is building an advanced packet network that will deliver a wide range of broadband services to our carrier, enterprise and residential customers," said Mr. Jan Kessler, CTO of HEAG MediaNet. "Orckit-Corrigent's solutions uniquely meet our performance and economical requirements. Together with 3M Services GmbH support, we look forward to instantly leveraging Orckit-Corrigent's solutions in order to provide our customers with excellent services”, accomplished Mr. Friedebert Helfrich, CEO of HEAG MediaNet.

This deployment marks the fifth order received from European carriers over the past three quarters: EnviaTel, VSE NET, Cegecom and K-Net also selected Orckit-Corrigent's PTN solutions and 3M Services' solutions to expand their networking infrastructure.

"HEAG MediaNet selection highlights the German market’s acceptance of Orckit-Corrigent's innovative technologies and products," said Mr. Manfred Brandt, Managing Director of 3M Services. "We appreciate very much this decision and we are pleased to continue supplying HEAG MediaNet with comprehensive, state of the art technologies and customer care solutions."

Orckit-Corrigent’s CM-4000 portfolio is a series of small, medium and large capacity Packet Transport Network switches that offer any combination of Ethernet, SDH and PDH services to facilitate migration towards a unified packet network.
These switches are based on dual stack MPLS and MPLS-TP, packet synchronization and circuit emulation technologies, and are designed to scale up the delivery of residential, business and mobile backhauling services in next-generation telecom networks.

"Orckit-Corrigent is pleased to include HEAG MediaNet in our growing global customer base,” said Mr. Izhak Tamir, Co-Founder, Chairman of the Board and President of Orckit Communications. “The new customer strengthens our position as a leading Packet Transport Network vendor, and highlights our successful partnership with 3M Services."

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About HEAG MediaNet
HEAG MediaNet is a company of HEAG Südhessische Energie AG (HSE AG).
Since its founding in 1996, HEAG MediaNet has developed infrastructure and service provider solutions for all aspects of corporate communications. We are partners to our customers and support them with flexible, secure and cost-efficient solutions. Our goal is to help our customers’ ongoing development of business needs and visions.
Our employees develop and combine the technological building blocks in cooperative dialogue with the products to your advantage.
Our product portfolio ranges from Internet and voice services to residential and business area, provisioning and maintenance of telephone systems of all sizes, managed services and network technologies (VPN) with integrated security concepts, virtualization concepts to hosting, co-location and data center services.
Our infrastructure and our three central offices form the basis for our ICT services. Customers from small and medium sized businesses to major national and international operating company networks give us their trust.
For more information, please visit: http://www.heagmedianet.de

About 3M Services GmbH
3M Services GmbH, part of the 3M Group which is represented in more than 70 countries, is a young, dynamic company providing full-service solutions in the telecommunications sector. Together with the 4,500 employees of 3M Deutschland GmbH 3M Services and 3M Deutschland GmbH generate a global turnover exceeding Euro 1 billion.
For more information, please visit http://www.3m-services.de/Telekommunikation/index.php

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication. Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features. Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide. Orckit was founded in 1990 and went public in 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.
For more information, please visit www.orckit.com. Follow Orckit on Twitter @ORCT

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.

Contact Information:
Ruder Finn Israel for Orckit-Corrigent
Matthew Krieger
+972-544-676-950
matthew@ruderfinn.co.il